Exhibit 99.1

ANNEX
Monthly Position of Financial Derivatives

Company:	CEMENTOS PACASMAYO S.A.A.
Information as of:	August 31, 2017

Details of Financial Derivative Instruments:

Derivative Instrument (1)	Purpose (2)	Amount (3)	Asset or Liabilities Variable (4)	Currency (5)	Fair Value
					Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 300 MM total	Liability: Corporate bond	PEN	40,206,000	41,593,000

Accumulative Gain/Loss and Fair Value:

	Currency (5)	PEN
Total amount of profit/loss during the year due to Derivative Financial Instruments (6):	-13,285,000

Additional Information:
The total cumulative profit/loss as of August 31, 2017 for Derivative Financial Instruments is determined according to instructions from the Superintendency of Securities and includes the following transactions recorded in books during 2017: the decline in fair value derivative financial instruments of S/29,706,000 (includes S/2,536,000 due to counterparty risk), plus the unrealized exchange rate gain due to the holding of bonds in U.S. dollars of S/35,400,000, minus deferred income tax of S/1,680,000, minus accrued commissions resulting from the Cross Currency Swap contracts for S/17,299,000 as of August 31, 2017. The first three items are recorded in equity accounts (except for the counterparty risk recorded in financial income), while the commissions are recorded as interest expense in the profit and loss account.
- The amounts relating to the fair value of the Cross Currency Swaps, are estimated internally in accordance with the International Financial Reporting Standards and using valuation techniques based on market data and are preliminary and subject to change.

Notas:
(1)   Forward, Future, Options, Swap, among others.
(2)   According to International Financial Reporting Standards (IFRS) are eligible for coverage or Negotiation.
(3)   Notional amount or Nominal Value in Contract.
(4)   If hedging derivatives cases represents the asset or liability that has being hedging and in the case of trading derivatives is the reference variable.
(5)   Presentation currency of individual interim financial information.
(6)   It represents total income and / or expenses of all derivative financial instruments, including: (i) income & expenses for derivative instruments accumulated in the year that are recorded in the statement of profit and loss; and (ii) the total variation accumulated at the end of period of the derivative instruments that are recorded in other comprehensive income.

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